

16013617

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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\NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Aveune
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin (309)821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


OFFICIAL SEAL
MARY BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/19/17

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

COUNTRY Capital Management Company
Years Ended December 31, 2015 and 2014
With Report of Independent Registered Public Accounting Firm

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014

Contents



Building a better
working world

Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31	
	2015	**2014**
Assets		
Cash and cash equivalents	**$ 1,059,371**	$ 274,913
Equity securities, trading, at fair value	**1,602,967**	1,884,606
Receivable due from parent and affiliates	**50,599**	271,967
Accounts receivable	**125,656**	118,633
Income taxes recoverable	**155,163**	227,951
Prepaid expenses	**194,251**	305,273
Other assets	**7,648**	5,949
Total assets	**$ 3,195,655**	$ 3,089,292
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 308,337**	$ 267,371
Payable to parent and affiliates	**220,389**	315,244
Income taxes payable	**183**	327
Net deferred tax liability	**60,676**	116,234
Total liabilities	**589,585**	699,176
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**2,106,070**	1,890,116
Total stockholder's equity	**2,606,070**	2,390,116
Total liabilities and stockholder's equity	**$ 3,195,655**	$ 3,089,292

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations

	Year Ended December 31	
	2015	**2014**
Revenues		
Marketing fees:		
Insurance sales	**$ 4,299,684**	$ 3,622,440
Mutual fund sales	**1,010,663**	853,497
College savings plans	**228,405**	203,585
Service fees from parent	**1,500,000**	1,900,000
Investment income	**45,061**	26,302
Net (loss) gain on trading securities	**(46,604)**	3,255
Total revenues	**7,037,209**	6,609,079
Expenses		
Commission expense:		
Insurance sales	**2,601,065**	2,429,225
Mutual fund sales	**600,406**	561,123
College savings plans	**132,296**	128,731
General management services – affiliates	**3,312,268**	3,287,252
Professional services	**20,740**	12,829
Dues and assessments	**7,628**	8,250
Other	**29,089**	15,143
Total expenses	**6,703,492**	6,442,553
Income before income taxes	**333,717**	166,526
Income taxes:		
Current expense (benefit)	**173,321**	(49,483)
Deferred (benefit) expense	**(55,558)**	116,234
Total income taxes	**117,763**	66,751
Net income	**$ 215,954**	$ 99,775

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total
Balance, January 1, 2014	$ 500,000	$ 1,790,341	$ 2,290,341
Net income	–	99,775	99,775
Balance, December 31, 2014	500,000	1,890,116	2,390,116
Net income	–	**215,954**	**215,954**
Balance, December 31, 2015	**$ 500,000**	**$ 2,106,070**	**$ 2,606,070**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31	
	2015	**2014**
Operating activities		
Net income	**$ 215,954**	$ 99,775
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred tax (benefit) expense	**(55,558)**	116,234
Net realized loss on sale of trading securities	**7,408**	246
Unrealized loss (gain) on trading securities	**39,196**	(3,501)
Purchase of trading securities	**(254,769)**	(1,889,628)
Sale of trading securities	**489,804**	8,277
Change in due from parent and affiliates	**221,368**	(233,080)
Change in accounts receivable	**(7,023)**	(23,844)
Change in income taxes recoverable	**72,788**	(110,941)
Change in prepaid expenses	**111,022**	(305,225)
Change in other assets	**(1,699)**	(949)
Change in accounts payable and accrued expenses	**40,966**	54,888
Change in due to parent and affiliates	**(94,855)**	30,868
Change in income taxes payable	**(144)**	22
Net cash provided by (used in) operating activities	**784,458**	(2,256,858)
Increase (decrease) in cash and cash equivalents	**784,458**	(2,256,858)
Cash and cash equivalents at beginning of year	**274,913**	2,531,771
Cash and cash equivalents at end of year	**$ 1,059,371**	$ 274,913

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2015

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 61% and 55% of total revenues in 2015 and 2014, respectively. Marketing fees from mutual funds represented approximately 14% and 13% of total revenues in 2015 and 2014, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented 3% and 3% of total revenues in 2015 and 2014, respectively. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,500,000 and $1,900,000 in 2015 and 2014, respectively. The service fees generated under this agreement accounted for 21% and 29% of COUNTRY Capital's total revenues in 2015 and 2014, respectively.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

The service fee from COUNTRY Life is earned ratably over the service period based on terms of the service agreement.

Investment Securities

The investment portfolio is classified as trading and carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the new guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new revenue standard by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to the new revenue standard, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. This new guidance was originally effective for first quarter 2018 and early adoption is not permitted. With the one year deferral date, this new guidance is now effective for first quarter 2019, but it can be adopted earlier in first quarter 2017. The guidance permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2017 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

Subsequent Events

Subsequent events have been evaluated through February 26, 2016, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Investment Securities

COUNTRY Capital has a portfolio of trading securities which are carried at fair value based on quoted market prices, with changes in fair value reported as earnings.

The portion of trading gains and losses for the period related to trading securities still held at the reporting date is calculated as follows:

	2015	2014
Equity securities:		
Net (loss) gain recognized on trading securities	$ (46,604)	$ 3,255
Less: net loss recognized during the period on trading securities sold during the period	(7,408)	(246)
Unrealized (loss) gain recognized during the reporting period on trading securities still held at the reporting date	$ (39,196)	$ 3,501

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

4. Fair Value of Financial Instruments (continued)

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2015				
Investments in exchange traded funds:				
Fixed income	**$ 542,827**	**$ –**	**$ –**	**$ 542,827**
U.S. equities	**390,327**	**–**	**–**	**390,327**
International equities	**14,280**	**–**	**–**	**14,280**
Investments in mutual funds:				
Fixed income	**467,604**	**–**	**–**	**467,604**
U.S. equities	**28,060**	**–**	**–**	**28,060**
International equities	**159,869**	**–**	**–**	**159,869**
Total	**$ 1,602,967**	**$ –**	**$ –**	**$ 1,602,967**

	Level I	Level II	Level III	Total
December 31, 2014				
Investments in exchange traded funds:				
Fixed income	$ 627,819	$ –	$ –	$ 627,819
U.S. equities	411,769	–	–	411,769
International equities	13,714	–	–	13,714
Investments in mutual funds:				
Fixed income	622,251	–	–	622,251
U.S. equities	30,925	–	–	30,925
International equities	178,128	–	–	178,128
Total	$ 1,884,606	$ –	$ –	$ 1,884,606

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 and 2014, COUNTRY Capital had net capital of $1,896,932 and $1,319,096, respectively, and net capital requirements of $35,261 and $38,863, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.28 to 1.00 and 0.44 to 1.00 at December 31, 2015 and 2014, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $3,202,620 and $3,200,059 to CC Services, Inc. in 2015 and 2014, respectively, for these services, which are included in general management services – affiliates in the accompanying statements of operations. In 2015, CC Services, Inc. modified its agency manager bonus program. Prior to 2015, the bonus was based on a percentage of the commission earned and recorded as a commission expense; the bonus is now salary-based and recorded as a salary in general management services – affiliates. As of December 31, 2015 and 2014, amounts payable to CC Services, Inc. of $220,389 and $311,266, respectively, are included as payable to parent and affiliates in the accompanying statements of financial condition. COUNTRY Capital paid $109,648 and $87,193 to other affiliates for general management services in 2015 and 2014, respectively, which are included in general management services – affiliates in the accompanying statements of operations.

COUNTRY Capital brokers variable universal life and variable annuities for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital received commissions of $290,117 and $329,014 for brokering the products during 2015 and 2014, respectively, which are included in marketing fees – insurance sales in the accompanying statements of operations. As of December 31, 2015 and 2014, commissions receivable from COUNTRY Investors Life Assurance Company of $41,283 and $28,567, respectively, are included in receivable due from parent and affiliates in the accompanying statements of financial condition.

7. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The 2015 and 2014 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividends received deduction, and the prior year true up.

The components of income tax expense for the years ended December 31, 2015 and 2014, are as follows:

	Federal	State	Total
2015			
Current income tax expense	**$ 149,822**	**$ 23,499**	**$ 173,321**
Deferred income tax benefit	**(53,813)**	**(1,745)**	**(55,558)**
Income tax expense	**$ 96,009**	**$ 21,754**	**$ 117,763**
2014			
Current income tax (benefit) expense	$ (49,950)	$ 467	$ (49,483)
Deferred income tax expense	103,672	12,562	116,234
Income tax expense	$ 53,722	$ 13,029	$ 66,751

COUNTRY Capital made tax payments of $100,680 and $61,435 and received no refunds in 2015 and 2014, respectively.

The deferred tax liability at December 31, 2015 relates to prepaid expenses and accrued dividends. The gross deferred tax assets at December 31, 2015 relate to unrealized losses on investments and a capital loss carryforward. At December 31, 2015, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $25,324 and $86,000 respectively; and no valuation allowances. At December 31, 2014, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $18,013 and $134,247, respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital paid no penalties or interest 2015 and 2014, respectively.

7. Income Taxes (continued)

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2015, the tax years that remain subject to examination begin with 2012.

At December 31, 2015, COUNTRY Capital had federal capital loss carryforwards of $7,408, which will expire by 2020.

8. Commitments and Contingencies

COUNTRY Capital is occasionally a defendant in various legal actions. At December 31, 2015, COUNTRY Capital was not aware of any commitments or contingencies related to legal actions.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2015

Aggregate indebtedness		
Accounts payable and accrued expenses, payable to parent and affiliates, and income taxes payable		$ 528,909
Net capital		
Common stock		500,000
Retained earnings		2,106,070
Total stockholder's equity		2,606,070
Plus deferred tax liability		60,676
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 30,748	
Interest due and accrued	519	
Accounts receivable	125,656	
Income taxes receivable	155,163	
Prepaid expenses	194,251	
Other assets	5,000	
Securities haircut	258,477	769,814
Net capital		$ 1,896,932
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 35,261
Net capital in excess of requirements		1,861,671
Net capital as above		$ 1,896,932
Ratio of aggregate indebtedness to net capital		0.28 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2015 submitted February 19, 2016. See accompanying reconciliation.

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (continued)

December 31, 2015

Reconciliation with the Company's computation of net capital as of December 31, 2015

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report, filed January 27, 2016	$ 1,890,173
Adjustments	
Disallowed income taxes receivable	3,239
Retained earnings	3,520
Net capital, as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed February 19, 2016	$ 1,896,932

COUNTRY Capital Management Company

Schedule II – Computation for
Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2015

COUNTRY Capital is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

COUNTRY Capital Management Company

Schedule III – Information Relating to Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2015

COUNTRY Capital is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.


Building a better working world

Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures**

Board of Directors
COUNTRY Capital Management Company:

We have performed the procedures enumerated below, which were agreed to by the Stockholder and management of COUNTRY Capital Management Company (the Company), the Securities Investors Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared and agreed the listed assessment payments in Form SIPC-7 (line 2G) with respective cash disbursement record entries, specifically bank statements from the COUNTRY Capital Management Company bank account and the journal entry postings that represent the cash disbursement and expense recognition.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period ended December 31, 2015.

   No material findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016



Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

Board of Directors
COUNTRY Capital Management Company:

We have performed the procedures enumerated below, which were agreed to by the Stockholder and management of COUNTRY Capital Management Company (the Company), the Securities Investors Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared and agreed the listed assessment payments in Form SIPC-7 (line 2G) with respective cash disbursement record entries, specifically bank statements from the COUNTRY Capital Management Company bank account and the journal entry postings that represent the cash disbursement and expense recognition.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period ended December 31, 2015.

   No material findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholder
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2016